April 28, 2010

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549
Attention:  Larry Spirgel, Assistant Director

Re:	AltiGen Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 28, 2009
File No. 001-34291

Dear Mr. Spirgel:

We are submitting this letter on behalf of AltiGen Communications, Inc. (the “Company”) in response to the Securities and Exchange Commission’s (the “Commission”) letter dated March 18, 2010 (the “Comment Letter”) addressed to Gilbert Hu, Chief Executive Officer of the Company.  For your convenience, we have repeated your comments 1 through 2 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.  Please feel free to contact me at the number below with any further questions or comments you may have.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 9A  Controls and Procedures

1.    We note that you have not included a report of management on the company’s internal control over financial reporting.  Please amend your Form 10-K to provide management’s report on internal control over financial reporting, as required by Item 308T(a) of Regulation S-K.  Include the following within your management’s report:

•	a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting,
•	a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, and

Securities and Exchange Commission
April 28, 2010

•
management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Response:

Please see Exhibit A for an amendment of Item 9A – Controls and Procedures which includes a report of management on the Company’s internal control over financial reporting.

2.    You disclose that your disclosure controls and procedures were effective as of September 30, 2009.  Please note that disclosure controls and procedures are defined in Rule 13a-15(e) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  Furthermore, it is our view that failure to file management’s report on internal control over financial reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting.  Refer to Question 115.02 of our Regulation S-K Compliance and Disclosure Interpretations, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In light of the fact that you did not include your management’s report on internal control over financial reporting in your 2009 Form 10-K, it does not appear appropriate for your management to conclude that your disclosure controls and procedures were effective for the periods covered by your Form 10-K.  Please advise or revise your disclosure.

Response:

We appreciate your comments stated in the Comment Letter and the points raised during our recent telephone discussion.  After much consideration and discussion among the Company’s management, accountants and outside counsel, the Company has concluded that amending its Form 10-K for the fiscal year ended September 30, 2009 to include additional disclosure and to disclose our management’s revised conclusion on the effectiveness of our disclosure controls and procedures is appropriate.

As a result of the Company’s omission to include management’s report on internal control over financial reporting, the Company is presently examining its disclosure controls and procedures to remedy the deficiency that led to this inadvertent omission.  The Company will take appropriate remediation actions to ensure that the information required to be disclosed in its future reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Securities and Exchange Commission
April 28, 2010

Attached hereto is an acknowledgement from the Company as requested in the Comment Letter.

Should the Staff have any additional comments or questions, please contact me at 650.565.3600.  We respectfully request that the Staff confirm that it has no additional requests or comments.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Troy Foster

cc:	Philip McDermott – AltiGen Communications, Inc. Tony Jeffries – Wilson Sonsini Goodrich & Rosati

Securities and Exchange Commission
April 28, 2010

EXHIBIT A

ITEM 9A.  CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out a re-evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e)) as of September 30, 2009.  Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of September 30, 2009 because we inadvertently failed to include in our Form 10-K management’s report on our internal control over financial reporting.  We are presently reviewing our disclosure controls and procedures to address the deficiency that lead to this inadvertent omission and expect to implement remediation steps to ensure that the information required to be disclosed in our future reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).

Securities and Exchange Commission
April 28, 2010

Our internal controls over financial reporting include those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of our business are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management has conducted, with the involvement of our Chief Executive Officer and Chief Financial Officer, an assessment, including testing of the effectiveness of our internal controls over financial reporting as of September 30, 2009.  Management’s assessment of internal controls over financial reporting was based on the framework in Internal Control over Financial Reporting — Guidance for Smaller Public Companies (2006) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concluded that our system of internal controls over financial reporting was effective as of September 30, 2009.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have not been any changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Securities and Exchange Commission
April 28, 2010

We believe that our present internal control program has been effective at a reasonable assurance level to ensure that our financial reporting has not been materially misstated.  Nonetheless, we will continue to review, and where necessary, enhance our internal control design and documentation, ongoing risk assessment, and management review as part of our internal control program.

April 28, 2010

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F Street, N.E.
Washington, DC 20549
Attention:  Larry Spirgel, Assistant Director

Re:	AltiGen Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 28, 2009
File No. 001-34291

Dear Mr. Spirgel:

In connection with that certain letter dated April 28, 2010 from Wilson Sonsini Goodrich & Rosati on behalf of AltiGen Communications, Inc. (the “Company”) to the Securities and Exchange Commission, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, AltiGen Communications, Inc. /s/ Philip Mcdermott Philip McDermott, Chief Financial Officer